UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 1)*
Upland Software, Inc.
(Name of Issuer)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
91544A109
(CUSIP Number)
John T. McDonald
Upland Software, Inc.
401 Congress Ave., Suite 1850
Austin, TX, 78701
(512) 960-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 14, 2016
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91544A109

1.	NAMES OF REPORTING PERSONS John T. McDonald
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,650,706*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,650,706*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,706*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%**
14.	TYPE OF REPORTING PERSON (See Instructions) IN

*
As of October 21, 2022, the number of shares (the “Shares”) of common stock, $0.0001 par value per share (the “Common Stock”), of Upland Software, Inc., a Delaware corporation (the “Issuer”) beneficially owned includes 243,738 Shares held by National Financial Services as custodian FBO John McDonald RRA, and does not include (i) 82,979 unvested restricted stock units which do not vest within 60 days of October 21, 2022; (ii) 155,187 unvested performance share units; or (iii) 125,000 Shares held in a trust for the benefit of Mr. McDonald's children of which The Bryn Mawr Trust Company of Delaware is the trustee.

**	Calculated based upon 31,632,628 Shares of Common Stock outstanding on July 29, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022. As of October 21, 2022, the number of Shares beneficially owned includes 243,738 Shares held by National Financial Services as custodian FBO John McDonald RRA, and does not include (i) 82,979 unvested restricted stock units which do not vest within 60 days of October 21, 2022; (ii) 155,187 unvested performance share units; or (iii) 125,000 Shares held in a trust for the benefit of Mr. McDonald's children of which The Bryn Mawr Trust Company of Delaware is the trustee.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on November 21, 2014 (the “Original Schedule 13D”), relating to the Common Stock of the Issuer. The purpose of this Amendment No. 1 to Schedule 13D is to report a change in the share ownership as a result of the Reporting Person’s (defined below) transactions in the Shares and increases to the number of Shares outstanding.
Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 1 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D.

All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 1 to Schedule 13D is incorporated herein by this reference.
As of October 21, 2022, the Reporting Person beneficially owned an aggregate of 1,650,706 Shares of Common Stock (such shares of Common Stock, the “Subject Shares”), representing approximately 5.2% of the outstanding Shares of Common Stock of the Issuer.
Item 2. Identity and Background
(a) This Schedule 13D is filed by John T. McDonald (the “Reporting Person”).
(b) The address of the Reporting Person is c/o Upland Software, Inc., 401 Congress Ave., Suite 1850, Austin, TX 78701.
(c) The Reporting Person is the chief executive officer of Upland Software, Inc., a provider of cloud-based enterprise work management software. The address of the corporation is 401 Congress Ave., Suite 1850, Austin, TX 78701.
(d) During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding.
(e) During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
On April 7, 2016, the Reporting Person received a stock award of 50,000 Shares with an aggregate value of $340,500 under the Issuer’s 2014 Equity Incentive Plan for service as an executive officer of the Issuer.
On March 30, 2017, the Reporting Person received a stock award of 144,000 Shares under the Issuer’s 2014 Equity Incentive Plan for service as an executive officer of the Issuer with a share price of $15.50 per share.
On March 29, 2018, the Reporting Person received a stock award of 178,000 Shares under the Issuer’s 2014 Equity Incentive Plan for service as an executive officer of the Issuer with a share price of $28.79 per share.
On March 4, 2019, the Reporting Person received a restricted stock unit award of 180,000 Shares under the Issuer’s 2014 Equity Incentive Plan for service as an executive officer of the Issuer with a share price of $0.00 per share.
On February 24, 2020, the Reporting Person received a restricted stock unit award of 66,297 Shares under the Issuer’s 2014 Equity Incentive Plan for service as an executive officer of the Issuer with a share price of $0.00 per share. These restricted stock units vest in twelve equal quarterly installments starting on March 16, 2020 and ending on December 16, 2022; provided that the Reporting Person continues to be a service provider through each such vesting date.
On February 22, 2021, the Reporting Person received a restricted stock unit award of 61,437 Shares under the Issuer’s 2014 Equity Incentive Plan for service as an executive officer of the Issuer with a share price of $0.00 per share. These restricted stock units vest in twelve equal quarterly installments starting on March 16, 2021 and ending on December 16, 2023; provided that the Reporting Person continues to be a service provider through each such vesting date.
On January 12, 2022, the Reporting Person received a restricted stock unit award of 93,750 Shares under the Issuer’s 2014 Equity Incentive Plan for service as an executive officer of the Issuer with a share price of $0.00 per share. These restricted stock units vest in twelve equal quarterly installments starting on March 16, 2022 and ending on December 16, 2024; provided that the Reporting Person continues to be a service provider through each such vesting date.
In addition to the aforementioned acquisitions of Subject Shares, the Reporting Person has engaged in acquisitions and dispositions of Shares of Common Stock of the Issuer, resulting in the Reporting Person holding fewer Shares of Common Stock of the Issuer than reflected in the Original Schedule 13D. Further, the number of Shares outstanding has generally increased, resulting in a decrease in the Reporting Person’s ownership percentage than reflected in the Original Schedule 13D.
The Reporting Person purchased the Subject Shares with personal funds.
Item 4. Purpose of Transaction
The Reporting Person acquired and disposed of the Shares for investment purposes, and the Reporting Person does not have any plans or proposals outside the scope of his normal fiduciary duties as an officer and director of the Issuer or which run counter to the best interests of the Issuer.
The Reporting Person has no present plan or proposal that relates to or would result in any of the items listed in subparagraphs (a) through (j) of the General Instructions for Item 4.
Item 5. Interest in Securities of the Issuer
(a) As of July 29, 2022, the Issuer had 31,632,628 total outstanding Shares of Common Stock. The Reporting Person beneficially owns 1,650,706 of such Shares, or 5.2% of the total outstanding Shares of Common Stock of the Issuer, which consists of 1,406,968 Shares held directly by the Reporting Person, and 243,738 Shares held by National Financial Services as custodian FBO John McDonald RRA.
(b) The Reporting Person has sole voting and dispositive power related to the 1,650,706 Shares he beneficially owns.
(c) Except as set forth in the attached Annex I to this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock of the Issuer during the past 60 days.
(d) Not applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 21, 2022

/s/ John T. McDonald
John T. McDonald

Annex I

Information With Respect to Transactions of Shares

Date	Transaction	Shares	Average Price/Share	Where and How the Transaction was Effected
8/22/2022	Acquisition	10,000	$10.994	Effected on the open market
8/23/2022	Acquisition	10,000	$11.3307	Effected on the open market
9/16/2022	Disposition	7,265	$9.38	Shares withheld by the Issuer to satisfy tax withholding obligations in connection with the vesting of restricted stock units